Exhibit 99.2

Cable and Wireless plc

Following discussions with a number of institutional shareholders, Cable and Wireless plc is bringing forward the purchase of shares and the granting of matching shares to the Chairman, as set out on page 70 of the 2003 Annual Report and Accounts.

As a result, on 17 March 2004 the Chairman of the Company, Richard Lapthorne, acquired 1,600,000 ordinary shares in the Company as part of the arrangements (the “Arrangements”) entered into at the time of his appointment. 1,000,000 of the shares were acquired for nil consideration. These shares will be forfeited if, before 10 January 2006, Richard Lapthorne ceases to be the Chairman of the Company voluntarily or to retain the 1,000,000 ordinary shares he purchased at the time of his appointment. The remaining 600,000 ordinary shares were acquired at the following prices:-

200,000 ordinary shares at 57p each
200,000 ordinary shares at 63p each
200,000 ordinary shares at 78p each

If Richard Lapthorne ceases to be Chairman of the Company before 10 January 2006 he will pay to the Company any gain he makes on any of these shares that he would not have acquired at the date of cessation under the original Arrangements.

All other obligations to purchase shares under the terms of his appointment are cancelled.

Contacts:-

Louise Breen, Investor Relations +44 20 7315 4460
Peter Eustace, Media +44 20 7315 4495